Sean P. Newth Senior Vice President, Chief Accounting Officer and Controller
State Street Financial Center One Lincoln Street - SFC 13 Boston, MA 02111
Telephone +1 617 664 8213 spnewth@statestreet.com
Via EDGAR (Correspondence)
May 21, 2015
Mr. Hugh West
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 4546
Washington, D.C. 20549-4546

Re.    State Street Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 20, 2015
File No. 001-07511

Dear Mr. West:

As we discussed with Jim Dunn today, we have received your letter dated May 8, 2015 regarding your review of the above-referenced filing. This will confirm that we intend to respond to the comments in that letter by June 2, 2015.

Please call the undersigned at 617-664-8213 or Jeremy Kream, Senior Vice President and Senior Managing Counsel, at 617-664-7206, if you have any questions or require additional information.

Very truly yours,

/s/ Sean P. Newth
Sean P. Newth
Senior Vice President,
Chief Accounting Officer and Controller

cc:    Jeremy Kream, Esq.